UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Convocation of Annual General Meeting of Shareholders

of KB Financial Group Inc. for Fiscal Year 2012

On February 22, 2013, the board of directors of KB Financial Group Inc. resolved to convene the annual general meeting of shareholders for fiscal year 2012 as follows:

• Date and Time:	March 22, 2013, 10:00 A.M. local time

• Venue:	Fourth Floor Auditorium, Kookmin Bank, 36-3, Yeouido-dong,

Yeongdeungpo-gu, Seoul, Korea

• Agenda:

1)	Approval of financial statements and the proposed dividend payment for fiscal year 2012

2)	Appointment of directors

3)	Appointment of members of the Audit Committee, who are non-executive directors

4)	Approval of the aggregate remuneration limit for directors

Shareholders may exercise their voting rights without attending the meeting in person by submitting their voting cards by mail.

Nominees for Non-Executive Directors

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Kyung Jae Lee (Re-appointment) (01/30/1939)	—	• CEO, Industrial Bank of Korea • CEO, Korea Financial Telecommunications & Clearings Institute • Director and Auditor, Bank of Korea	• Ph.D. in Economics, Kookmin University • M.A. in Economics, New York University • B.A. in Economics, Seoul National University	Republic of Korea	1 year

Jae Wook Bae (Re-appointment) (03/30/1945)	Lawyer, Baejaewook Legal Office	• Presidential Secretary for Audit and Inspection • Director, Central Investigation Division 4 of Supreme Prosecutors’ Office • Information Service of Supreme Prosecutors’ Office	• M.A. in Comparative Law, University of Michigan • B.A. in Law, Seoul National University	Republic of Korea	1 year

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Young Jin Kim (Re-appointment) (12/11/1949)	Professor, Seoul National University	• Outside Director, Samsung Asset Management • Director, Korea Stock Exchange • President, Korean Finance Association	• D.B.A. in Finance, Graduate School of Business, Indiana University • M.B.A., Columbia University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Jong Cheon Lee (Re-appointment) (02/03/1951)	Professor, Soongsil University	• Chairman, Korean Accounting Association • Non-Standing Director, Korea Gas Corporation • Member of Advisory Committee, Ministry of Finance and Economy	• Ph.D. in Accounting, University of Illinois • M.A. in Business Administration, Seoul National University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Seung Hee Koh (Re-appointment) (06/26/1955)	Professor, Sookmyung Women’s University	• Advisor, Fair Trade Commission of Korea • Vice President, Management Accounting Association of Korea • Chairman of Finance Accounting Dept., Korea Accounting Association	• Ph.D. in Business Administration, University of Oklahoma • M.B.A., Indiana University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Young Kwa Kim (New appointment) (12/13/1955)	Senior Advisor, Korea Securities Finance Corporation

•   President & CEO, Korea Securities Finance Corporation

•   Commissioner, Financial Intelligence Unit, Financial Services Commission

•   Director General, Economic Cooperation Bureau, Ministry of Finance and Economy, and Chief of Staff of Deputy Prime Minister

			• Ph.D. in Economics, University of Hawaii • B.A. in Economics, Seoul National University	Republic of Korea	2 years

Young Nam Lee (Re-appointment) (09/03/1957)	CEO, Novas EZ Co., Ltd.	• Director, Korea Small Business Institute • Member, Financial Development Deliberation Committee • Chairman, Korea Venture Business Women’s Association	• Course of Business Administration, KAIST • Business School, Ajou University • Dong-Pusan College	Republic of Korea	1 year

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Jae Mok Cho (Re-appointment) (01/05/1961)	CEO, ACE Research Co., Ltd.	• Member, Seoul Advisory Committee • Adjunct Professor, Graduate School of Journalism, Hanyang University • Vice Chairman, Korean Association for Advertising and Public Relations	• Ph.D., M.A. and B.A. in Psychology, Keimyung University	Republic of Korea	1 year

Nominees for members of the Audit Committee who are Non-Executive Directors

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Kyung Jae Lee (New appointment) (01/30/1939)	—	• CEO, Industrial Bank of Korea • CEO, Korea Financial Telecommunications & Clearings Institute • Director and Auditor, Bank of Korea	• Ph.D. in Economics, Kookmin University • M.A. in Economics, New York University • B.A. in Economics, Seoul National University	Republic of Korea	1 year

Jae Wook Bae (Re-appointment) (03/30/1945)	Lawyer, Baejaewook Legal Office	• Presidential Secretary for Audit and Inspection • Director, Central Investigation Division 4 of Supreme Prosecutors’ Office • Information Service of Supreme Prosecutors’ Office	• M.A. in Comparative Law, University of Michigan • B.A. in Law, Seoul National University	Republic of Korea	1 year

Young Jin Kim (Re-appointment) (12/11/1949)	Professor, Seoul National University	• Outside Director, Samsung Asset Management • Director, Korea Stock Exchange • President, Korean Finance Association	• D.B.A. in Finance, Graduate School of Business, Indiana University • M.B.A., Columbia University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office

Jong Cheon Lee (Re-appointment) (02/03/1951)	Professor, Soongsil University	• Chairman, Korean Accounting Association • Non-Standing Director, Korea Gas Corporation • Member of Advisory Committee, Ministry of Finance and Economy	• Ph.D. in Accounting, University of Illinois • M.A. in Business Administration, Seoul National University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Seung Hee Koh (New appointment) (06/26/1955)	Professor, Sookmyung Women’s University	• Advisor, Fair Trade Commission of Korea • Vice President, Management Accounting Association of Korea • Chairman of Finance Accounting Dept., Korea Accounting Association	• Ph.D. in Business Administration, University of Oklahoma • M.B.A., Indiana University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 22, 2013	By:	/s/ Jong Kyoo Yoon
(Signature)

	Name:	Jong Kyoo Yoon
	Title:	Deputy President & CFO